Ferlita, Walsh & Gonzalez, P.A.

April 22, 2009

Security and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: EClips Energy Technologies, Inc.

We have read the statements that EClips Energy Technologies, Inc. included under Item 4.01 of the Amended Form 8-K report regarding the recent change of auditors.  We agree with such statements made regarding our firm, except as follows:

The date of our dismissal was April 14, 2009 and our report did include an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

We have no basis to agree or disagree with other statements with respect to the “New Independent Accountants”.

We are not associated with the Form 10-K filed on April 15, 2009.  We have not been contacted to provide nor did we provide our consent for reissuance of our report for the year ended December 31, 2007.

Sincerely,

/s/: Ferlita, Walsh & Gonzalez, P.A.

Ferlita, Walsh & Gonzalez, P.A.